4555 Riverside Drive

Palm Beach Gardens, Florida 33410

July 24, 2025

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tayyaba Shafique and Tracey Houser

Re: ZimVie Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Form 8-K Filed February 26, 2025

File No. 001-41242

Dear Ms. Shafique and Ms. Houser,

This letter is submitted in response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated June 26, 2025, with respect to review of the above-referenced filings of ZimVie Inc. (“we,” “us,” “our,” “ZimVie” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comments below in bold type, and our response thereto follows each comment.

Form 10-K For Fiscal Year Ended December 31, 2024

15. Segment Data, page 65

1.
Please tell us how you have complied with the requirements to disclose significant segment expenses and other segment items required by ASC 280-10-50-26A and 26B or explain how you intend to revise your disclosures to comply with this guidance. If you have no significant expense categories, tell us where and how you explain the nature of the expense information the CODM uses to manage operations as required by ASC 280-10-50-26C or explain how you intend to revise your disclosures to comply with this guidance.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that our CODM uses consolidated expense information as presented on our consolidated statements of operations for our single segment to manage operations and is not regularly provided disaggregated expenses of our single segment. In future filings, we will expand our disclosures to explain the nature of the expense information that our CODM uses to manage operations.

Set forth below is an illustrative example of how we intend to expand our disclosures in future filings.

The significant segment expenses regularly provided to our CODM include Cost of products sold, excluding intangible asset amortization, Research and development, and Selling, general and administrative, as presented on the consolidated statements of operations. Other segment items that are presented on the consolidated statements of operations include Intangible asset amortization, Restructuring and other cost reduction initiatives, Acquisition, integration, divestiture and related, Other income, net, Interest income, Interest expense, (Provision) benefit for income taxes, and Income (loss) from discontinued operations.

8-K Filed February 26, 2025

Exhibit 99.1

2.
Please expand the footnote disclosures you provide for the adjustments made to US GAAP measures to arrive at non-GAAP measures to discuss all material components and to quantify each component. For example, footnote 1 for the restructuring and other cost reduction initiatives includes employee termination benefits and professional fees; and footnote 7 includes the tax effects of the adjustments and for management expectations without additional explanation.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings, we will expand the footnotes to our non-GAAP measure adjustments to quantify each material component when there are multiple components in the adjustment. Set forth below is an illustrative example of how we intend to expand our disclosures in future filings, utilizing footnote 1 as an example.

[1] Restructuring activities to better position the organization and the expenses incurred were primarily related to employee termination benefits ($5.5 million and $2.8 million for the years ended December 31, 2024 and 2023, respectively) and professional fees ($0.2 million and $1.7 million for the years ended December 31, 2024 and 2023, respectively).

Additionally, we will clarify in future filings that our non-GAAP adjustment item entitled “Tax effect of above adjustments & other” represents the application of our estimated blended global statutory tax rate to adjusted pre-tax income (which reflects the non-GAAP adjustments). Our estimated blended global statutory tax rate is determined in consideration of current tax law in the jurisdictions in which we operate. We adopted this approach to promote consistency and comparability across reporting periods, given the volatility in our GAAP effective tax rate caused by discrete items, changes in valuation allowances and other non-operational tax impacts.

The Company monitors its estimated blended global statutory tax rate on an ongoing basis, taking into account events or trends that could materially impact the rate - including changes in tax legislation and shifts in our geographic footprint. We believe that using an estimated blended global statutory tax rate to calculate Adjusted Net Income (Loss) and Adjusted EPS provides useful information to our investors as it enables investors to evaluate the Company’s results in the same manner as management and facilitates meaningful comparisons of financial results across periods.

After considering the Staff’s comments, we intend to revise our tax-related caption and footnote disclosure in the “Reconciliation of Adjusted Net Income and Diluted EPS” tables as follows:

Caption: Blended global statutory tax rate adjustment

Footnote 7: Application of our estimated blended global statutory tax rate for each period presented to adjusted pre-tax income, which was determined in consideration of current tax law in the jurisdictions in which we operate and current expected adjusted pre-tax income. Actual reported tax expense will ultimately be based on GAAP earnings and may differ from the estimated blended global statutory tax rate due to a variety of factors, including the resolutions of discrete or non-operational tax impacts, changes in tax law, the ability to realize deferred tax assets and the tax impact of certain reconciling items that are excluded in determining Adjusted Net Income (Loss) and Adjusted EPS.

We believe these enhancements will improve transparency and provide investors with a clearer understanding of our non-GAAP tax-related adjustment and the rationale behind our use of an estimated blended global statutory tax rate.

3.
We note the other charges adjustment used to calculate multiple non-GAAP performance measures for inventory write-offs related to restructurings and the step-up amortization of property, plant and equipment. Please address the following:
•
Quantify the components of the adjustment for each period presented.
•
With reference to ASC 420-10-S99-3, tell us your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for the inventory write-offs portion of the adjustment.
•
Tell us your consideration of the guidance in Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for the step-up amortization of property, plant and equipment portion of the adjustment reflecting part, but not all, of an accounting concept.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff of the following:

•
As discussed in our response to Comment No. 2 above, in future filings, we will expand our footnotes to our non-GAAP adjustments to quantify each material component when there are multiple components of the adjustment.
•
“Other charges” in the referenced filing reflected only step-up amortization of property, plant and equipment from prior acquisitions for continuing operations. The reference to “inventory write-offs resulting from restructuring activities” was language used in prior periods for discontinued operations and was inadvertently still included within the description. As a result, no inventory write-offs for continuing operations were classified or included as “restructuring” or “other charges” in the non-GAAP adjustments in the periods presented.
•
We have reviewed the referenced guidance (Question 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures) for the step-up amortization of property, plant and equipment included in the “Reconciliation of Adjusted Net Income and Diluted EPS.”
o
Background: Step-up amortization of property, plant and equipment is directly attributable to historical acquisition activity. The Company also presents non-GAAP adjustments related to “Acquisition, integration, divestiture and related” and “Intangible asset amortization,” both of which include costs and expenses incurred that are directly attributable to historical acquisition activity. The Company believes that adjusting for the step-up amortization of property, plant and equipment is consistent with how we adjust for other costs directly attributable to historical acquisition activity.
o
Consideration of Question 100.04: Step-up amortization of property, plant and equipment is properly included in “Cost of products sold, excluding intangible asset amortization” in our consolidated statements of operations in accordance with GAAP. The Company has concluded that the exclusion of step-up amortization of property, plant and equipment from its applicable non-GAAP financial measures does not represent individually tailored accounting that would cause those measures to be misleading as it does not change the pattern of recognition of the expense, nor does it change the basis of accounting for the expense from an accrual basis in accordance with GAAP to a cash basis.

4.
We note that the acquisition, integration, divestiture and related adjustment includes $2.4 million for professional services fees related to the evaluation of strategic alternatives for your portfolio. Please provide us with an explanation of the nature of these professional fees along with your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and respectfully advise that we have reviewed the referenced guidance (Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures) with regard to the exclusion of certain professional services in the adjustment of certain non-GAAP financial measures. Professional services fees incurred in connection with exploring potential transactions are outside the normal operations of a company. We do not consider professional services fees related to the evaluation of strategic alternatives for our portfolio to reflect normal operating expenses that are necessary to operate the Company’s business.

5.
We note your reconciliation for EBITDA and Adjusted EBITDA in which you include an adjustment for depreciation and amortization of $33.2 million compared to the $34.3 million of depreciation and amortization included in the statement of cash flows. Further, we note that footnote 5 for the other charges adjustment continues to reference property, plant and equipment amortization. Please address this inconsistency.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that step-up amortization of property, plant and equipment is properly included in “Depreciation and amortization” in the Company’s consolidated statement of cash flows in accordance with GAAP. For the year ended December 31, 2024, the amount of the “depreciation and amortization” adjustment ($33.2 million) as included in the calculation of EBITDA, plus the amount of the step-up amortization of property, plant and equipment adjustment ($1.1 million) included in the “other charges” adjustment in the calculation of Adjusted EBITDA is equal to the amount of “Depreciation and amortization” in the Company’s consolidated statement of cash flows ($34.3 million).

For the year ended December 31, 2023, step-up amortization of property, plant and equipment ($1.1 million) was inadvertently included in both the “depreciation and amortization” adjustment as included in the calculation of EBITDA and in the “other charges” adjustment in the calculation of Adjusted EBITDA. We respectfully advise the Staff that in future filings, we will include step-up amortization of property, plant and equipment in the “depreciation and amortization” adjustment in our calculation of EBITDA and will not include step-up amortization of property, plant and equipment in any other adjustment, including “other charges,” in our calculation of Adjusted EBITDA.

Set forth below is an illustrative example of how we intend to present our “Reconciliation of Adjusted EBITDA” in future filings, which reflects the removal of the separate “Other charges” adjustment and adds the amount previously included in that adjustment (the $1.1 million step-up amortization of property, plant and equipment) to the amount in the “Depreciation and amortization” adjustment.

For the Year Ended December 31, 2024
Net Sales	$449,749
Net Loss	$(33,830)
Interest expense, net	11,837
Income tax provision	10,237
Depreciation and amortization	34,312
EBITDA	22,556
Share-based compensation	15,879
Restructuring and other cost reduction initiatives	5,681
Acquisition, integration, divestiture and related	12,882
European Union medical device regulation	1,884
Ligation settlement	1,095
Adjusted EBITDA	$59,977

* * * *

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please feel free to contact me directly at 972-740-2989.

Sincerely,

/s/ Richard Heppenstall

Richard Heppenstall

Executive Vice President, Chief Financial Officer and Treasurer of ZimVie Inc.

cc: Heather Kidwell, ZimVie Inc.